Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Listing Qualifications

March 28, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 28, 2019, The Nasdaq Stock Market (the "Exchange") received from Merchants Bancorp (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

> 7.00% Fixed-to-Floating Rate Series A Non-Cumulative Perpetual Preferred Stock

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,

The Nasdaq Stock Market LLC · 805 King Farm Blvd. · Rockville, MD 20850 · USA · www.nasdaq.com